EXHIBIT 35.2

SERVICER’S CERTIFICATE OF COMPLIANCE

Re: Assessment of compliance for services provided pursuant to the Subservicing Agreement dated May 25, 2007 between Westpac Banking Corporation (ABN 33 007 457 151) and EDS (Business Process Administration) Pty Limited (the “Sub-Servicer”) (ACN 095 806 125) (the “Agreement”).

The undersigned hereby certifies that:

1.	I, Helen Hiquiana, am an authorised officer of the Sub-Servicer.

2.	A review of the Sub-Servicer’s activities during the period from May 31, 2007 (date of issuance of the Series 2007-1G WST Trust) through September 30, 2007 (the “Reporting Period”), and of its performance under the Agreement has been made under my supervision.

3.	To the best of my knowledge, based on such review, the Sub-Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

Date: 19 October 2007

/s/ Helen Hiquiana
Helen Hiquiana
Authorised Officer
EDS (Business Process Administration) Pty Limited